UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	December 12, 2008	By:	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

 (A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

PROPOSED RESIGNATION OF DIRECTORS
AND
PROPOSED APPOINTMENT OF DIRECTORS

The Board announces that, Mr. Li Fenghua will resign as the Chairman and non-executive director of the Company and Mr. Cao Jianxiong will no longer serve as a director nor as the President of the Company, subject to the approval of the respective resolution of the resignation at the EGM.

The Board further announces that, Mr. Liu Shao Yong will be appointed as the director of the Company and Mr. Ma Xulun will be appointed as the President and executive director of the Company, subject to the approval of the respective resolution of the appointment at the EGM.

PROPOSED RESIGNATION OF DIRECTORS

The Board hereby announces that, subject to the approval of the respective resolution of the resignation at the EGM:

(1)
Mr. Li Fenghua will resign as the Chairman and non-executive director of the Company due to reallocation of appointment. Mr. Li Fenghua confirms that there is no disagreement between him and the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

(2)
Mr. Cao Jianxiong will no longer serve as a director nor as the President of the Company due to reallocation of appointment. Mr. Cao Jianxiong confirms that there is no disagreement between him and the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

PROPOSED APPOINTMENT OF DIRECTORS

The Board further announces that, as recommended by CEA Holding, the controlling shareholder of the Company, it is proposed that Mr. Liu Shao Yong 劉紹勇先生 (“Mr. Liu”) be appointed as the director of the Company and Mr. Ma Xulun 馬須倫先生 (“Mr. Ma”) be appointed as the President and executive director of the Company, subject to the approval of the respective resolution of the appointment at the EGM.

Mr. Liu

Mr. Liu, aged 50, joined the civil aviation industry in 1978. He held the positions of Deputy Captain and Captain of the Flying Squadron of China General Aviation Corporation and was appointed as the Deputy General Manager of China General Aviation Corporation and Deputy Director of Shanxi Provincial Civil Aviation Administration. He also served as the General Manager of the Shanxi branch of China Eastern Airline Company and as the Chief of the Flying Model Division of the Civil Aviation Administration of China. He was the General Manager of the Company from 2000 to 2002. From 2002 to August 2004, he was appointed as the Vice Minister of Civil Aviation Administration of China. Starting from August 2004, Mr. Liu has served as the General Manager of China Southern Air Holding Company and since November 2004, he has served as Chairman of directors of China Southern Airlines Company Limited (stock code: 1055). Mr. Liu graduated from China Civil Aviation Flying College. He has also obtained a master degree in executive business administration from Tsinghua University in 2005. He is a qualified First Class Pilot.

Mr. Ma

Mr. Ma, aged 43, was Deputy General Manager of China Commodities Storing and Transportation Corporation in 1995 and Deputy Director General of Financial Department of Civil Aviation Administration of China in 1997. Mr. Ma was the Vice President of Air China International Corporation Limited in December 1998. After the restructuring of the China civil aviation industry in 2002, he became the Vice President of the general affairs of Air China International Corporation Limited. From September 2004 to January 2007, he became the President of Air China Limited (stock code: 753) and Deputy Party Secretary. In December 2004, he was a Party member of China National Aviation Holdings Company. Since the beginning of 2007, he was a Party member and Deputy General Manager of China National Aviation Holding Company. Mr. Ma has a master degree and is a qualified accountant.

Further disclosure in compliance with Rule 13.51(2) of the Listing Rules in respect of the proposed new directors of the Company will in due course be provided in the notice of the EGM and the announcement thereof.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“A Share”
means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.0 each, which are subscribed for and paid up in a currency other than RMB and are listed on the Shanghai Stock Exchange;

“Board”	means the board of directors of the Company;

“CEA Holding”
means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company holding approximately 59.67% of its issued share capital as at the date of this announcement;

“Company”
means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H Shares, A Shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“controlling shareholder”	has the meaning ascribed thereto under the Listing Rules;

“EGM”	means the forthcoming extraordinary general meeting of the Company in relation to the subscription of shares as set out in the announcement of the Company dated 10 December 2008;

“H Shares”
means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.0 each, which are subscribed for and paid up in a currency other than RMB and are listed on the Stock Exchange;

“Hong Kong”	means the Hong Kong Special Administrative Region of the PRC;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“RMB”	means Renminbi, the lawful currency of the PRC; and

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Directors as at the date of this announcement are:

Li Fenghua	(Chairman, Non-executive Director)
Li Jun	(Vice Chairman, Non-executive Director)
Luo Chaogeng	(Non-executive Director)
Cao Jianxiong	(President, Executive Director)
Luo Zhuping	(Executive Director)
Hu Honggao	(Independent non-executive Director)
Peter Lok	(Independent non-executive Director)
Wu Baiwang	(Independent non-executive Director)
Zhou Ruijin	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)

Shanghai, the PRC
12 December 2008